03018965

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities Inc.
Exact Name of Registrant as Specified in Charter

0000946812
Registrant CIK Number

Form 8-K, March 26, 2003, Series 2003-AC1

~~333-56242~~ 333-43091

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL PROCESSING
RECEIVED
MAR 27 2003
WASH. D.C. 165 SECTION

PROCESSED
MAR 31 2003
THOMSON FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: [signature]
Name: Joseph Jurkowski
Title: Managing Director

Dated: March 26, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$500,000,000 (Approximately)

Asset-Backed Certificates,
Series 2003-AC1

Bear Stearns Asset Backed Securities, Inc.
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

March 5, 2003

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c),

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
A-1	$435,000,000	87.00%	13.00%	[4.28%] Fixed (f)(g)	3.569	04/25/33	Aaa/AAA
A-IO	(d)	(d)	13.00%	(e)	1.118 (h)	09/25/05	Aaa/AAA
M-1	$27,500,000	5.50%	7.50%	[4.83%] Fixed (f)(g)	3.569	04/25/33	Aa2/AA
M-2	$22,500,000	4.50%	3.00%	[5.04%] Fixed (f)(g)	3.569	04/25/33	A2/A
B	$15,000,000	3.00%	0.00% (i)	[6.00%] Fixed (f)(g)	3.569	04/25/33	Baa2/BBB
Total	**$500,000,000**	100.00%					

Notes:

(a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 6% CPR building to 20% CPR in 12 months, and remaining constant at 20% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised, not prior to the Distribution Date in September 2005, on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in March 2013.

(d) The Class A-IO Certificates will not have a Certificate Principal Balance and will not be entitled to distributions of principal. The Class A-IO Certificates will accrue interest on their notional amount. The notional amount of the Class A-IO Certificates will be as follows: For each accrual period for each Distribution Date from April 2003 through September 2004, the lesser of $75,000,000 and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from October 2004 through March 2005, the lesser of $60,000,000 and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from April 2005 through September 2005, the lesser of $45,000,000 and the aggregate stated principal balance of the mortgage loans; and for each accrual period for each Distribution Date thereafter, $0.

(e) The pass-through rate for the Class A-IO Certificates will be as follows: for each accrual period for each Distribution Date from April 2003 through September 2005, 5.00%; and for each accrual period for each Distribution Date thereafter, 0%.

(f) See Optional Redemption Definition.

(g) Subject to a cap equal to (i) until the Distribution Date in September 2005, the weighted average of the net mortgage rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates and (ii) thereafter, the weighted average of the net mortgage rates on the mortgage loans.

(h) Duration.

(i) Credit Enhancement for the Class B Certificates will be available from the Overcollateralized Amount, which is expected to be 0.00% initially, growing to 0.50% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date.

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $500,000,000.
- The mortgage loans were primarily originated by Greenpoint (approximately 38%), Waterfield (approximately 13%), and First Nevada (approximately 11%), with approximately forty seven other originators totaling approximately 38% pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information presented herein is based on a "Cut-off Date" of February 1, 2003.

THE STRUCTURE

The Senior Certificates, Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class A-1 Certificates
The Class A-1 Certificates will be fixed-rate senior securities.

Class A-IO Certificates
The Class A-IO Certificates will receive 30 monthly payments of interest based on a notional amount. The notional amount of the Class A-IO Certificates will be as follows: For each accrual period for each Distribution Date from April 2003 through September 2004, the lesser of $75,000,000 and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from October 2004 through March 2005, the lesser of $60,000,000 and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from April 2005 through September 2005, the lesser of $45,000,000 and the aggregate stated principal balance of the mortgage loans; and for each accrual period for each Distribution Date thereafter, $0.

The coupon on the Class A-IO Certificates will be as follows:

Months 1-30	5.00%

Class M Certificates
The Class M Certificates will be issued as fixed rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates.

Class B Certificates
The Class B Certificates will be issued as fixed rate subordinate securities. The Class B Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Non-offered Certificates
The Class P, Class C and the Class R Certificates.

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities, Inc.
Seller:	EMC Mortgage Corporation.
Master Servicer:	Wells Fargo Bank Minnesota, National Association.
Servicers:	EMC Mortgage Corp. (approximately 95%) and Cendant, HomEq, National City, and U.S. Central totaling the remainder (approximately 5%).
Originators:	Greenpoint (38%), Waterfield (13%), First Nevada (11%) and approximately 47 others.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	Bank One National Association.
Cut-off Date:	March 1, 2003
Closing Date:	On or about March 31, 2003
Distribution Date:	25th day of each month (or the next business day), commencing in April 2003
Optional Redemption:	At its option on or after the Distribution Date in September 2005, the holder of the Class C Certificates, or, if there is no single holder, the majority holder of the Class C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in March 2013. In addition, if the holder of the Class C Certificates does not exercise its option to purchase ("Optional Redemption"), at any time, the pass-through interest rate on the Class A-1, Class M-1, Class M-2 and Class B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, 0.50% per annum; or (B) on the Distribution Date in March 2013, 0.50% per annum. Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in March 2013, thereafter all net monthly excess cashflow will be paid to the Class A-1, Class M-1, Class M-2 and Class B Certificates, pro rata, until their balances are reduced to zero.
20% Clean-Up Call Date:	The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the sum of (1) the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Due Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees and Master Servicing Fees.

Notional Amount: With respect to the Class A-IO Certificates the notional amount will be as follows: for each accrual period for each Distribution Date from April 2003 through September 2004, the lesser of $75,000,000 and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from October 2004 through March 2005, the lesser of $60,000,000 and the aggregate stated principal balance of the mortgage loans; for each accrual period for each Distribution Date from April 2005 through September 2005, the lesser of $45,000,000 and the aggregate stated principal balance of the mortgage loans; and for each accrual period for each Distribution Date thereafter, $0.

Net WAC Rate: (A) From the April 2003 Distribution Date up to and including the September 2005 Distribution Date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the Pass-Through Rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate Stated Principal Balance of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, the weighted average of the Net Mortgage Rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs.

Pass-Through Rates: The pass-through rates for each class of offered certificates (other than the Class A-IO Certificates) will be the lesser of the per annum fixed rates and the Net WAC Rate.

Interest Payments: On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "Accrual Period" for the offered certificates will be the calendar month preceding the month in which a Distribution Date occurs. The Trustee will calculate interest on the offered certificates based on a 360-day year that consists of twelve 30-day months.

Monthly Interest Distributable Amount: For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance or Notional Amount of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

Principal Payments: On each Distribution Date the holders of each class of offered certificates (other than the Class A-IO Certificates) shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior Due Period.

Certificate Principal Balance: With respect to any offered certificate (other than the Class A-IO Certificates) as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class M Certificates and Class B Certificates, any reductions in the Certificate Principal Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date the excess of (i) the Principal Remittance Amount for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date (a) on or prior to the earlier of (1) the first Distribution Date after the 20% Clean-Up Call Date and (2) the Distribution Date in March 2013, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Distribution Date.

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed, at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

Priority of Payments:

Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class A-IO Certificates;
2. Payment of related Monthly Interest Distributable Amount to the holders of the Class A-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-1 Certificates;
4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-2 Certificates.
5. Payment of the Monthly Interest Distributable Amount to the holders of the Class B Certificates.

On any Distribution Date, any Relief Act Shortfalls and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class R Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the offered certificates on a pro rata basis based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the offered certificates (other than the Class A-IO Certificates) will be paid on a pro rata basis.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of offered certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first pro rata to the holders of the Class A-1 Certificates and Class A-IO Certificates, then to the Class M-1 Certificates, the Class M-2 Certificates, and the Class B Certificates, in that order, to the extent not previously reimbursed;
3. Payment of any allocated realized loss amount to the holders of the Class M-1 Certificates;
4. Payment of any allocated realized loss amount to the holders of the Class M-2 Certificates;
5. Payment of any allocated realized loss amount to the holders of the Class B Certificates;

Realized Losses:

Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow, then to the Overcollateralized Amount, then to the Class B Certificates, then the Class M-2 Certificates, and then, to the Class M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class B Certificates and Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class M Certificates and Class B Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to any class of Class B Certificates and Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Certificate Principal Balance of the Certificates (other than the Class A-IO Certificates) as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).

Overcollateralization Release Amount: With respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Credit Enhancement:

- Subordination: Initially, 13.00% for the Class A Certificates; 7.50% for the Class M-1 Certificates, 3.00% for the Class M-2 Certificates; and the Overcollateralized Amount (0.00% initially, growing to 0.50%), for the Class B Certificates.
- Overcollateralization Target Amount: 0.50% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees: Servicing Fee Rate of 0.25% per annum, payable monthly; Master Servicing Fee Rate of 0.02% per annum, payable monthly; LPMI Fee Rate of 0.0103% (weighted average initially) per annum, payable monthly.

P&I Advances: The Servicers will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the Servicer's advancing obligations.

Registration: The offered certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A Certificates and the Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Total Pool
Pool Principal Balance	$500,000,000
Average Balance	$261,814
Range of Balances	$24,294 - $2,073,528
WA Gross WAC	7.3068%
Range of Gross WAC	5.500% - 11.500%
WAM (mos)	338
WA Age (mos)	2
WA Original Term (mos)	340
Balloon / Fully Amortizing	6.30% / 93.70%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	691
Below 600	2.74%
600 to 619	4.44%
620 to 639	8.61%
640 to 659	13.54%
660 to 679	15.33%
680 to 699	14.26%
700 to 749	26.18%
750 and above	14.90%
Not Available	0.00%
LTV	
Weighted Average	78.72%
0.01% to 50.00%	3.59%
50.01% to 60.00%	5.03%
60.01% to 70.00%	12.28%
70.01% to 80.00%	49.11%
80.01% to 90.00%	14.37%
90.01% to 95.00%	14.23%
95.01% to 100.00%	1.37%
% with LTV's > 80%	29.98%
% of loans over 80% LTV with MI	88.21%
Insurance	
Conventional MI	26.58%
Non-MI	73.42%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Total Pool
Property Type	
Single Family	62.65%
PUD	17.43%
Two to Four Family	15.65%
Condominium	3.57%
CO-OP	0.32%
Manufactured Home	0.38%
Occupancy Status	
Owner Occupied	85.11%
Investor Property	12.35%
Second Home	2.54%
Loan Purpose	
Purchase Money	50.30%
Cash-Out Refinance	32.05%
Rate/Term Refinance	17.65%
Documentation Type	
Full/Alternative	21.25%
Stated Income	38.66%
Stated/Stated	5.80%
No Ratio	6.81%
No Income/No Asset	27.48%
Geographic Concentration	
California	36.98%
Northern CA	14.40%
Southern CA	22.58%
New York	9.88%
Florida	8.17%
New Jersey	6.67%
Illinois	3.50%
Prepayment Penalties	
None	75.01%
6 Months	0.06%
1 Year	7.30%
2 Year	0.45%
3 Year	5.11%
5 Year	12.06%

Sample Pricing Scenario - Net Monthly Excess Cashflow (Basis Points)

Date	Excess (bps)
Apr-03	188
May-03	188
Jun-03	188
Jul-03	188
Aug-03	187
Sep-03	186
Oct-03	184
Nov-03	183
Dec-03	181
Jan-04	180
Feb-04	178
Mar-04	177
Apr-04	175
May-04	173
Jun-04	171
Jul-04	170
Aug-04	168
Sep-04	166
Oct-04	184
Nov-04	183
Dec-04	181
Jan-05	180
Feb-05	178
Mar-05	176
Apr-05	198
May-05	196
Jun-05	195
Jul-05	194
Aug-05	192
Sep-05	191
Oct-05	267
Nov-05	267
Dec-05	267
Jan-06	267
Feb-06	267
Mar-06	267
Apr-06	267
May-06	267
Jun-06	268
Jul-06	268
Aug-06	268
Sep-06	268

Date	Excess (bps)
Oct-06	268
Nov-06	268
Dec-06	268
Jan-07	268
Feb-07	268
Mar-07	269
Apr-07	269
May-07	269
Jun-07	269
Jul-07	269
Aug-07	269
Sep-07	269
Oct-07	269
Nov-07	270
Dec-07	270
Jan-08	270
Feb-08	270
Mar-08	270
Apr-08	270
May-08	271
Jun-08	271
Jul-08	271
Aug-08	271
Sep-08	271
Oct-08	271
Nov-08	272
Dec-08	272
Jan-09	272
Feb-09	272
Mar-09	272
Apr-09	272
May-09	273
Jun-09	273
Jul-09	273
Aug-09	273
Sep-09	273
Oct-09	274
Nov-09	274
Dec-09	274
Jan-10	274
Feb-10	275
Mar-10	275

Mersky, Nicole B.

From:	Seares, Philip [FI] [philip.seares@citigroup.com]
Sent:	Wednesday, March 26, 2003 6:24 PM
To:	Mersky, Nicole B.
Subject:	FW: SBMS 03-UP1 PPM

-----Original Message-----
From: Mark Peterman [mailto:Mark.Peterman@wfsg.com]
Sent: Wednesday, March 26, 2003 6:14 PM
To: Seares, Philip [FI]; Mark Peterman
Cc: Reedy, David [FI]; Russell Campbell
Subject: RE: SBMS 03-UP1 PPM

Thanks. Here are some comments on the side letter.

The literal language of the second paragraph suggests that we only get the additinal fees on the Mortgage Loans that we are currently servicing under the flow agreement, rather than all of the loans that are under the securitzation. I think you can fix this by deleting the first sentence of the second paragraph (since it is not relevant to the securitization) and delete "of the " in the fourth line between "certain" and "mortgage loans"

In the third paragraph, I think you need to indicate that the fees paid under this letter are in addition to those Wilshire receives under the P&S.

It was our understanding that we would be receiving the full Flow Agreement Exhibit C fees for non-performing loans, not just the incentive fees. Since we are only taking non-performing from UP and since Exhibit C reflects our normal costs and profit for non-performing, this is what we need to receive. While we originally thought that the letter should state that we receive $75 minus the 50 basis points received under the P&S, this causes administrative headaches and so we would propose that it simply state that we receive $50 in addition to the P&S fees.

I don't understand the last sentence in the third paragraph with regard to the priority. Again, under our normal Exhibit C, we would receive the payments each month as specified in that exhibit. But again, to avoid billing Salomon each month, we suggest that this sentence be revised to provide that we will take these additional fees from any of the 90% of the arrearage that would be due you, that we accrue any additional amounts, and that we settle up once a year if the amount owed to us at that time is greater than $20,000.

Mark Peterman
14523 S.W. Millikan Way
Beaverton, OR 97005
503 952 7329

-----Original Message-----
From: Seares, Philip [FI] [mailto:philip.seares@citigroup.com]
Sent: Wednesday, March 26, 2003 12:01 PM
To: Mark Peterman
Cc: Reedy, David [FI]; Russell Campbell (E-mail)
Subject: RE: SBMS 03-UP1 PPM

We also discussed it with Russ Campbell. We will have the additional aspect of the agreement, in which Wilshire keeps 10% of all arrearages collected added to this side letter thacher drafted for us.

-----Original Message-----
From: Haldeman, Gene A. [mailto:GHaldeman@tpwlaw.com]
Sent: Wednesday, March 26, 2003 2:50 PM
To: Mark Peterman
Cc: Seares, Philip [FI]; Reedy, David [FI]
Subject: RE: SBMS 03-UP1 PPM

Mark,

Arrearages, if collected, will be for the account of the Seller (Salomon Brothers Realty Corp.), presumably net of Wilshire's 10%. In contrast to what is now reflected in the PPM, no arrearage amounts will be conveyed to or owned by the trust or included in amounts available for distribution on the Certificates. Salomon decided yesterday to roll the balances to the Cut-off Date and have the deal acquire scheduled balances.

--Gene Haldeman

-----Original Message-----
From: Mark Peterman [mailto:Mark.Peterman@wfsg.com]
Sent: Wednesday, March 26, 2003 2:44 PM
To: Haldeman, Gene A.
Subject: FW: SBMS 03-UP1 PPM

In addition to the comments below, I am now being told that after payment of Wilshire advances we pass through to Salomon 90% of all arrearage collections and keep 10%. I assume the Pro Supp would need to reflect this.

Mark Peterman
14523 S.W. Millikan Way
Beaverton, OR 97005
503 952 7329

-----Original Message-----
From: Mark Peterman
Sent: Monday, March 24, 2003 3:18 PM
To: 'Haldeman, Gene A.'; Russell Campbell; Heidi Peterson; david.reedy@citigroup.com; philip.seares@citigroup.com
Subject: RE: SBMS 03-UP1 PPM

Some of the business people who need to review this are out today, but because of the closing date, I thought I would get you these comments. Also, they are dependent on the P&S which we haven't yet seen. (I believe Phil forwarded a 2002-CB3 P&S to us as an example, but then I was told that the P&S for UP 1 would be different, so I have not completed my review of it. If you want my comments on this prior P&S, let me know - because there are some items in that P&S which raise issues for us)

General Comment - If we are to receive over 60 day loans from UP, we need an indemnity provision from the trust for any acts or omissions arising prior to the transfer since these are loans which likely are going to lead to claims.

page 1 - Wilshire is a Nevada corporation

page 7 - Risks relating to nature of loans - 2nd paragraph - We should be paying advances only after the Closing Date, rather than the Cut-off Date, since we do not take on servicing under this contract until the Closing and are not receiving a fee for servicing under this agreement until after the closing date.

The same paragraph could be read to suggest that we advance all delinquent payments, even if they occur prior to the Closing Date. Instead as described under Advances on page 41, I believe we are only advancing the amount necessary for the Current Payment. We need similar language in this page 7 paragraph or strike "delinquent" before payments of "principal and interest" in the fifth line and insert "becoming delinquent after the

Closing Date" after "principal and interest" in the same line.

page 8 - 6th paragraph - typo - You have two "the"s

page 13 - 2nd full paragraph - after "shortfalls in interest" insert "or principal" as I believe at least one state may have a relief act that curtails principal payments.

page 14 - Terrorist Attacks - 2nd paragraph - same comment as page 13

page 17 - second full paragraph - same comments as page 7.

page 17 - 4th full paragraph - 8th line - I think you want to delete "no" before "representations" and perhaps replace it with "any"

page 42 - second full paragraph - I was not aware that we would be re-imbursing UP for advances upon transfer so I need to check that out with our business people. If this were to become a significant number, it is not contemplated in a 50bp servicing fee since this is the fee for other securitization servicing without this requirement.

page 43 - I will e-mail or fax a Wilshire description that we have used in prior securitizations.

page 44 - first paragraph - Russ mentioned to me that for non-performing loans, we also were going to be paid our incentive fees that we have in our flow agreement. Even if this is only going to be paid by the Seller, rather
than the trust, you may want to disclose it for full disclosure.

page 46 - Servicing Transfers - same as page 42

page 52 - Relief Act - Add a sentence that similar state laws also may restrict collections of interest and principal.

page 52 - Other Legal Considerations - 2nd paragraph - certain state liens such as mechanics and other special assessment liens may take priority - so you may want to add that to federal tax liens.

Mark Peterman
14523 S.W. Millikan Way
Beaverton, OR 97005
503 952 7329

-----Original Message-----
From: Haldeman, Gene A. [mailto:GHaldeman@tpwlaw.com]
Sent: Sunday, March 23, 2003 11:08 PM
To: morgan.mccarty@upbna.com; brenda.goff@upbna.com; russell.campbell@wfsg.com; heidi.peterson@wfsg.com; mark.peterman@wfsg.com; joel.katz@citigroup.com; david.reedy@citigroup.com; philip.seares@citigroup.com; bobbie.theivakumaran@citigroup.com; anthony.beshara@citigroup.com; Horowitz, Richard M.; Haldeman, Gene A.; Mandell, Andrea N.; Wechter, Kathleen A.; Lyons, Matthew; edward.kachinski@usbank.com; delma.carlson@usbank.com; brenda.stanton@usbank.com; jennifer.cupo@citigroup.com; karen.schluter@citigroup.com; stephanie.golden@citigroup.com; ebickal@emmetmarvin.com; kohashi@deloitte.com; azuckerman@deloitte.com; mdemelo@deloitte.com; tyosefor@deloitte.com; venkat veerubhotla@sandp.com; daniel tegen@sandp.com; grant.bailey@fitchratings.com; joseph.grohotolski@moodys.com
Subject: SBMS 03-UP1 PPM

Attached is an initial draft of the private placement memorandum for the Salomon 2003-UP1 transaction. Please e-mail me or contact me by phone or fax at the numbers indicated below with your comments or questions. The transaction will close sometime during the week that begins Monday, March 31.

<<SBMS03-UP1ppm1.pdf>>

Gene A. Haldeman
Thacher Proffitt & Wood
11 West 42nd Street
New York, New York 10036
Tel: (212) 789-1294
Fax: (212) 789-3500

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